July 11, 2019
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dorrie Yale and Suzanne Hayes

Re: Exicure, Inc.
Registration Statement on Form S-3
Filed March 8, 2019
File No. 333-230175
Dear Ms. Yale:
This letter is submitted on behalf of Exicure, Inc. (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on March 8, 2019 (the “Registration Statement”), as set forth in the Staff’s letter dated March 15, 2019 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.
For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with response below the numbered comment.
In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).
Registration Statement on Form S-3

Description of Capital Stock
Anti-Takeover Effects of Provisions of Our Charter Documents, page 15

1.
We refer to your disclosure in the second full paragraph on page 16 that your charter provides that the Delaware Court of Chancery will be the exclusive forum for any derivative action. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to claims arising under the Securities Act, also disclose that there is uncertainty with respect to

Ms. Dorrie Yale
Ms. Suzanne Hayes
United States Securities and Exchange Commission
July 11, 2019

whether a court would enforce this provision, and that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: The Company respectively advises the Staff that the Company’s forum selection provision does not apply solely to state law claims and does apply to Securities Act claims. Accordingly, the Company has revised the disclosure on page 16 of Amendment No. 1 to address the Staff’s comment.
General

2.
We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2018; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

RESPONSE: The Company respectfully advises the Staff that it has filed its definitive proxy statement on April 30, 2019, which includes the Part III information incorporated by reference into the Company’s Form 10-K for the fiscal year ended December 31, 2018. The Company has revised Amendment No. 1 to incorporate by reference its definitive proxy statement along with its Form 10-K for the fiscal year ended December 31, 2018.

* * *
If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3333.
Sincerely,
/s/ Deepa Rich
Deepa Rich

cc:    David Giljohann, Exicure, Inc.
David Snyder, Exicure, Inc.
Sam Zucker, Goodwin Procter LLP